PURCHASE AGREEMENT


         THIS AGREEMENT is made as of March 17, 2000, between SHAGAWA RESORT, INC., a Minnesota corporation ("Seller"), and GRAND ELY LODGE, LLC, a Minnesota limited liability company ("Buyer") and or its Assigns.

         In consideration of the mutual promises and covenants contained in this Agreement, Seller and Buyer agree as follows:

         1. SALE OF PROPERTY. Seller agrees to sell to Buyer, and Buyer agrees to buy from Seller, the following property (collectively, "Property"):

                  (a) Real Property. The real property, commonly known as Holiday Inn Sunspree Resort, located in Ely, St. Louis County, Minnesota, described on the attached Exhibit A (the "Land") together with (1) all buildings and improvements constructed or located on the Land ("Buildings") and (2) all easements and rights benefitting or appurtenant to the Land (collectively the "Real Property").

                  (b) Personal Property. All of the personal property situated in or about the Real Property owned by Seller that is used in connection with the operation of, or located at, the Real Property, all as described on the inventory attached to this Agreement as Exhibit B ("Personal Property").

                  (c) Plans. All originals and copies of the as-built blueprints, plans and specifications regarding the Real Property and the Personal Property, if any ("Plans").

                  (d) Contracts, Agreements and Leases. Seller's interests in those existing service and maintenance contracts, equipment leases, franchise/licensing agreements, and other contracts regarding the Real Property and the Personal Property, including but not limited to those described on the attached Exhibit C ("Contracts"), which Buyer desires to purchase (all others shall be terminated by Seller as of the date of closing).

                  (e) Permits. Seller's interests in all the permits and licenses currently possessed by Seller relating to the Real Property and/or Personal Property, and the operation thereof, including, but not limited to, those described on attached Exhibit D ("Permits").

                  (f) Records. All records of Seller regarding the Real Property and the Personal Property, including, without limitation, all records regarding management and leasing, real estate taxes and assessments, insurance, maintenance, repairs, capital improvements and services, but excluding tax returns (but Seller agrees to provide to the SBA or its agent tax returns which they have requested) ("Records").



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                  (g) Warranties. All of Seller's interest in and to all
         warranties and guaranties given to, assigned to, or benefitting Seller or the Real Property or the Personal Property regarding the acquisition, construction, design, use, operation, management, or maintenance of the Real Property and the Personal Property (the "Warranties").

                  (h) Website. To the extent not prohibited by the existing Holiday Inn franchise/license agreement, all of Seller's interest in and to the domain name registration for "ElyHolidayInn.com" and the accompanying right to use such domain name, which is currently being used in connection with the Real Property.

                  (i) Trademarks/Service Mark. To the extent not prohibited by the existing Holiday Inn franchise/license agreement, all of Seller's interest in and to the Trademarks and Service Marks used in connection with the Property, together with the goodwill of the businesses with which the Trademarks and Service Marks are used.

         2. PURCHASE PRICE, ASSURED OBLIGATIONS AND MANNER OF PAYMENT. The total purchase price ("Purchase Price") to be paid by Buyer to Seller for the Property shall be Two Million Three Hundred Thousand ($2,300,000.00) Dollars. The Purchase Price shall be payable as follows:

                  (a). Earnest Money. Seventy-Five Thousand Dollars ($75,000.00) as earnest money ("Earnest Money") which Earnest Money shall be held by Crow Wing Abstract & Title ("Title") as escrow agent.

                  (b).     Remainder.

                           (1) Eight Hundred and Fifty-Eight Thousand One
                  Hundred Twenty-Five and 93/100ths ($858,125.93) Dollars (pay-off figure assumes all regular payments are made between the date of the Agreement and the Closing), or such other amount confirmed as of the date of closing by assumption of the outstanding balance due under that certain Small Business Administration ("SBA") promissory note and mortgage, dated May 23, 1996, between Seller, as borrower, and Minnesota Business Finance, Inc., as lender (the "SBA Mortgage"), and the release of Seller therefrom, to the extent consented to by SBA and lender; and/or

                           (2) The remaining balance of the Purchase Price in
                  certified funds or by wire transfer of U.S. Federal Funds to be received in Title's trust account on or before 12:00 p.m. on the Closing Date.

                  (c) In addition to the purchase price stated above, Buyer shall (subject to Buyer's reasonable review and approval thereof) reimburse Seller at closing for the then-outstanding receivables, inventories, and prepaid expenses, including, but not limited to, insurance and Holiday Inn franchise fees, at the amounts carried on Seller's books as of the closing date. Provided that Buyer shall not purchase any receivables that Buyer reasonably deems to be "bad debts." Seller shall retain all cash in Seller's bank accounts, including the replacement reserve account. All cash, checks, and other funds on-site, including without limitation, till money at the time of closing shall purchased by Buyer at closing, and paid for in addition to the purchase price stated above.

                  (d) Buyer shall assume the obligations of Seller to its employees for accrued paid vacation amounts as of the Closing Date. The aggregate of such amounts is estimated to be approximately $10,500 as of the Closing Date. Buyer shall also assume all payroll obligations with respect to Seller's employees, as of 7:00 a.m. on May 1, 2000.

                  (e) The Real Property is presently subject to a mortgage in favor of the SBA. If Buyer is unable to assume the SBA Mortgage, Buyer shall be responsible for the pre-payment penalty assessed by the SBA as a result of the pre-payment of the SBA mortgage occurring as a result of this sale, and shall hold Seller harmless from payment of same. At closing, Buyer shall pay the SBA mortgage pre-payment penalty, if any, in addition to the Purchase Price.

                  (f) Buyer intends to apply to transfer the Holiday Inn franchise license held by Seller to Buyer. Regardless of whether such transfer is approved or denied, or whether Buyer is granted a new Holiday Inn franchise license, Buyer shall assume and pay, and indemnify, defend and hold Seller harmless with respect to, all franchise fees, damages, or other amounts accruing to Holiday Hospitality Franchising, Inc. after the Closing Date.

                  (g) The Purchase Price shall be allocated as set forth in the attached Exhibit E.

         3. CONTINGENCIES. The obligations of Buyer under this Agreement are contingent upon each of the following:

                  (a) Representations and Warranties. The representations and warranties of Seller contained in this Agreement must be true now and on the Closing Date as if made on the Closing Date.

                  (b) Title. Title shall have been found acceptable, or been made acceptable, in accordance with the requirements and terms of
         Section 7 below.

                  (c) Performance of Seller's Obligations. Seller shall have performed all of the obligations required to be performed by Seller under this Agreement, as



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

         and when required by this Agreement. Included within the obligations of Seller under this Agreement shall be the following:

                           (1) Seller shall allow Buyer, and Buyer's agents,
                  access to the Real Property without charge and at all reasonable times upon 24 hours written notice to Seller, for the purpose of Buyer's investigation and testing of the same. Buyer shall pay all costs and expenses of such investigation and testing and shall hold Seller and the Real Property harmless from all costs and liabilities relating to the Buyer's activities. Buyer shall further repair and restore any damage to the Real Property caused by or occurring during Buyer's testing and return the Real Property and/or Personal Property to substantially the same conditions as existed prior to such entry.

                           (2) Seller shall, without charge to Buyer, cooperate
                  in Buyer's attempts to obtain: (i) the assignment of Seller's rights under the existing Holiday Inn franchise/license agreement; and (ii) all governmental approvals necessary in Buyer's judgment in order to make that use of the Property which Buyer intends, which use shall be for resort operations a lawful use of the Property. Buyer shall pay all filing fees, legal fees and other expenses related to its obtaining such governmental approvals, and hold Seller harmless form payment of same.

                           (3) On or before ten (10) days after the date of this
                  Agreement is signed, Seller shall deliver to Buyer true and correct copies of Seller's copies of all Contracts, Permits, Plans, Records, Existing Encumbrances (as hereinafter defined) and other material information regarding the Property for Buyer's review and analysis. Buyer hereby agrees that it will not share, divulge, or communicate in any manner whatsoever or to any person or entity whatsoever, except to attorneys, lenders, consultants and others involved in the transaction contemplated in this Agreement, or as required by law, any information which Buyer may obtain during its investigation of the Property or which Seller may provide pursuant to the terms of this Agreement and designate thereon as "CONFIDENTIAL" (the "Confidential Information"). Buyer acknowledges that if Buyer breaches the confidentiality terms of this Agreement Seller shall be entitled to a mandatory injunction restraining Buyer from violating the confidentiality terms of this Agreement. Upon termination of this Agreement Buyer shall return all Plans and Records concerning the Property.

                  (d) Survey. On or before the Contingency Date, Buyer, may obtain a current ALTA/ACSM survey (the "Survey") of the Real Property, certified to Buyer, Buyer's lender, and Title, by a Registered Land Surveyor properly licensed to practice in the State of Minnesota. The survey shall locate all wells and storage



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

         tanks, which are on the Real Property. Buyer and Seller shall split the cost of such survey.

                  (e) Environmental Testing. On or before the Contingency Date, Buyer shall be satisfied, in Buyer's reasonable discretion, with: (i) soil tests, engineering inspections, hazardous waste and environmental reviews and other tests and inspections of the Property, as provided by Seller; and (ii) any additional tests and inspections of the Property undertaken at Buyer's sole cost and expense, all to assure Buyer that the Property is suitable for its intended use.

                  (f) Document Review. Buyer shall have determined, on or before the Contingency Date, that it is satisfied with its review and analysis of the Plans, Contracts, Permits, Warranties, Records and Existing Encumbrances.

                  (g) Access. On or before the Contingency Date, Buyer shall be satisfied, in Buyer's reasonable discretion, that the Real Property has direct legal access to, abuts, and is served by a publicly-dedicated and maintained road that provides a valid means of ingress and egress to and from the Real Property, and that Seller has received no notice that any abutting roads are under threat of condemnation.

                  (h) Compliance with Laws. On or before the Contingency Date, Buyer shall have reasonably determined that the Property and the current use thereof fully complies with all existing local, state, and federal regulations concerning the maintenance and operation of the Property, including zoning, building, health and safety, fire safety, and environmental codes and laws and such use is a legal conforming use.

                  (i) TIF Commitment. On or before the Contingency Date, Buyer shall have obtained a binding commitment from the City of Ely, in form and substance satisfactory to Buyer in Buyer's sole judgment, that the transaction contemplated herein will not accelerate any debt payments and that any revenue to the Property generated by a "pay-as-you-go" project will be assigned to Buyer.

                  (j) Holiday Inn License. On or before the Contingency Date, Buyer shall have received approval of its pending request to transfer the existing Holiday Inn Franchise License from Seller to Buyer in form and substance satisfactory to Buyer.

         The "Contingency Date" shall be the April 19, 2000. If any contingency except those set forth in subparagraphs a, b and c described herein has not been satisfied on or before the Contingency Date, then this Agreement may be terminated, at Buyer's option, by written notice from Buyer to Seller. Such notice of termination may be given at any time on or before the Contingency Date. Upon such termination, the Earnest Money and any interest accrued thereon shall be returned to Buyer and Buyer shall execute a release of all rights in and to the Purchase Agreement and the Property by quit claim deed in favor or Seller. Provided, however, that if the purchase agreement is terminated based upon the contingency set forth in either subparagraph (i) or
(j), $25,000 of the earnest money shall be forfeited and paid to Seller. All the contingencies set forth in this Agreement are specifically stated and agreed to be for the sole and exclusive benefit of the Buyer and the Buyer shall have the right to unilaterally waive any contingency by written notice to Seller. The contingencies set forth in subparagraphs a, b and c shall survive until the closing.

         4. RIGHT OF FIRST REFUSAL. The parties to this Purchase Agreement acknowledge and agree that the transaction contemplated herein is subject to a right of first refusal held by Holiday Hospitality Franchising, Inc. ("HHF") pursuant to the September 25, 1998 Renewal License Agreement between Seller and HHF. Upon execution of this Agreement, Seller shall give notice to HHF of Buyer's offer to purchase the property in order to commence the thirty (30) day right of first refusal period. In the event that HHF exercises its right of first refusal, the parties agree that this Purchase Agreement shall be null and void, and that neither party shall have any further obligation to one another hereunder, except that Seller shall instruct Title to return the Earnest Money to Buyer.

         5. CLOSING. The closing of the purchase and sale contemplated by this Agreement (the "Closing") shall occur on or before May 1, 2000, or such other date as may be mutually agreed on by the parties (the "Closing Date"). The Closing shall take place at 10:00 a.m. local times of the office of Title or at such other place as may be agreed to by Buyer and Seller. Seller agrees to deliver sole and exclusive possession of the Property to Buyer at 12:00 p.m. on the Closing Date.

                  (a) Seller's Closing Documents. On the Closing Date, Seller shall execute and/or deliver to Buyer the following (collectively, "Seller's Closing Documents"):

                           (1) Deed. A General Warranty Deed, in form reasonable
                  satisfactory to Buyer, conveying the Real Property to Buyer, free and clear of all encumbrances, except the Permitted Encumbrances hereafter defined.

                           (2) Bill of Sale. A Bill of Sale, in form reasonable
                  satisfactory to Buyer conveying the Personal Property to Buyer.

                           (3) Assignment of Contracts and Agreements. An
                  Assignment of Contracts and Agreements in form reasonably satisfactory to Buyer, conveying Seller's interest in such Contracts and Agreements as desired by Buyer, to Buyer, free and clear of all encumbrances.

                           (4) Assignment of Permits. An Assignment of Permits
                  and Licenses, in form reasonably satisfactory to Buyer, conveying the Permits and Licenses to Buyer, free and clear of all encumbrances.

                           (5) Title Commitment. A currently updated Commitment
                  for Title Insurance initiated by Title, in the form required by this Agreement.

                           (6) Opinion of Seller's Counsel. An opinion of
                  Seller's counsel, dated as of the Closing Date, in form reasonably satisfactory to Buyer, that Seller has been duly organized and is in good standing under the laws of the State of Minnesota; that Seller is duly qualified to transact business in the State of Minnesota; that Seller has the requisite power and authority to enter into and perform this Agreement, and those Seller's Closing Documents signed by it; that such documents have been duly authorized by all necessary action on the party of Seller and have been duly executed and delivered; that the execution, delivery and performance by Seller of such documents to not conflict with or result in a violation of Seller's organizational documents or, to the knowledge of Seller's counsel, any judgment, order or decree of any court of arbiter to which Seller is a party; that such documents are valid and binding obligations of Seller, enforceable in accordance with their terms.

                           (7) Seller's Affidavit. An Affidavit of Title by
                  Seller indicating that on the Closing Date there are not outstanding, unsatisfied judgments, tax liens or bankruptcies against or involving Seller or the Real Property; that there has been no skill, labor or material furnished to the Real Property for which payment has not been made or for which mechanics' liens could be filed; and that there are not other unrecorded interests in the Real Property, together with whatever standard owner's affidavit and/or indemnity which may be required by Title to issue and Owner's Policy of Title Insurance in the form required by Section 7.

                           (8) Original Documents. Original or copies of the
                  Plans, Permits, Contracts, Warranties, and the Records, if any.

                           (9) FIRPTA Affidavit. A non-foreign affidavit,
                  properly executed and in recordable form, containing such information as is required by IRC Section 1445(b) (2) and its regulations.

                           (10) Owner's Duplicate Certificates of Title. The
                  owner's duplicate certificates of title regarding the Real Property, if any.

                           (11) IRS Form. A Designation Agreement designating
                  the "reporting person' for purposes of completing

                           (12) Well Certificate. A Certificate signed by Seller
                  warranting that there are no "Wells" on the Property within the meaning of Minn. Stat.ss. 1031 or if there are "Wells," a Well Certificate in the form required by law, which may be incorporated into the deed.

                           (13) Assignment of Franchise/License Agreement. If
                  approved by the franchisor/licensor under the existing Holiday Inn franchise/license agreement, a transfer or assignment to Buyer of all of Sellers' rights in such franchise/license agreements affecting the Property, including a waiver of all rights to purchase the Property that may exist in favor of the franchisor or licensor, in form reasonably satisfactory to Buyer.

                           (14) Resolution. A current corporate resolution of
                  Seller, authorizing the transaction contemplated by this Agreement and the execution and delivery of Seller's closing documents.

                           (15) Other Documents. All other documents reasonably
                  determined by Buyer to be necessary to transfer the Property to Buyer free and clear of all encumbrances except pPermitted eEncumbrances.

                  B. Buyer's Closing Documents. On the Closing Date, Buyer will execute and/or deliver to Seller the following (collectively "Buyer's Closing Documents"):

                           (1) Purchase Price. The Purchase price, by wire
                  transfer of U.S. Federal Funds or by certified check to be received in Title's trust account on or before 12:00 p.m. on the Closing Date.

                           (3) Title Documents. Such affidavits of Buyer,
                  Certificates of Value or other closing documents as may be reasonably required by Title in order to record the Seller's Closing Documents and issue the Title Insurance Policy required by this Agreement.

                           (4) IRS Form. A Designation Agreement designating the
                  "reporting person" for purposes of completing Internal Revenue Form 1099 and, if applicable, Internal Revenue Form 8594.

         6. PRORATIONS. Seller and Buyer agree to the following prorations and allocation of costs regarding this Agreement:

                  (a) Title Insurance and Closing Fee. Seller will pay all costs of Title Evidence. Buyer will pay all premiums required for the issuance of any Title

         Policy required by Buyer. Seller and Buyer will share in the Cost of all reasonable and customary closing fee or charge imposed by any closing agent designated by the Title Company.

                  (b) Deed Tax. Seller shall pay all state deed tax regarding the Warranty Deed to be delivered by Seller under this Agreement. Buyer shall pay all Mortgage Registry Tax regarding the recording of the mortgage securing the Buyer's loan.

                  (c) Real Estate Taxes and Special Assessments. Seller will pay, on or before the Closing Date, any installments of special assessments including interest payable with general real estate taxes in 1999 and prior years. General real estate taxes payable in 1999 and all prior years will be paid by Seller. General real estate taxes and installments of special assessments payable in 2000 shall be prorated by Seller and Buyer as of the Closing Date based upon a calendar fiscal year. Seller shall pay all deferred real estate taxes, if any, which may become payable as a result of the sale contemplated hereby. Buyer shall assume and pay all real estate taxes and special assessments, levied, or pending from and after the Closing Date.

                  (d) Recording Costs. Seller will pay the cost of recording all documents necessary to place record title in the condition warranted by Seller in this Agreement. Buyer will pay the cost of recording all other documents.

                  (e) Security Deposits and Advance Payments. The aggregate amount of deposits and advance payments received by Seller prior to the Closing Date for future services and bookings not yet performed, shall be paid to Buyer at Closing.

                  (f) Other Costs. All other operating costs of the Property will be allocated between Seller and Buyer as of the Closing Date so that Seller pays that part of such other operating costs attributable to the period of time before the Closing Date, and Buyer pays that part of such operating costs attributable to the period of time from and after the Closing Date.

         7. TITLE EXAMINATION. Title Examination will be conducted as follows:

                  (a) Seller's Title Evidence. Seller shall, within ten (10) days after the date of this Agreement, furnish the following (collectively, "Title Evidence") to Buyer:

                           (1) Title Insurance Commitment. A commitment ("Title
                  Commitment") for an ALTA Form B 1970 Owner's Policy of Title Insurance insuring title to the Real Property, deleting standard exceptions



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

                  and including affirmative insurance regarding zoning, contiguity, appurtenant easements and such other matters as may be identified by Buyer, in the amount of the Purchase Price, issued by Title. If the Property is abstract property, Seller shall also deliver to Title or Buyer an Abstract of Title to the Real Property certified to a current date to include all appropriate judgment and bankruptcy searches.

                           (2) Survey. The Survey.

                           (3) UCC Searches. A report of UCC Searches made of
                  the Uniform Commercial Code records of the Secretary of State of Minnesota and the County in which the Property is located, made by said Secretary of State, or by a search firm acceptable to Buyer, showing no UCC filings regarding any of the Property.

                  (b) Buyer's Objections. Within fifteen (15) days after receiving the last of the Title Evidence, Buyer will make written objections ("Objections") to the form and/or contents of the Title Evidence. Buyer's failure to make Objections within such time period will constitute waiver of Objections. Any matter shown on such Title Evidence and not objected to by Buyer shall be a "Permitted Encumbrance" hereunder. Seller shall use its best efforts to cure the Objections, but such efforts shall not postpone the Closing. To the extent an Objection can be satisfied by the payment of money, Buyer shall have the right to apply a portion of the cash payable to Seller at the Closing to satisfaction of such Objection and the amount so applied shall reduce the amount of cash payable to Seller at the Closing. If the Objections are not cured by the Closing Date, Buyer will have the option to:

                           (1) Terminate this Agreement and receive a refund of
                  the Earnest Money and the interest accrued and unpaid on the Earnest Money, if any; and

                           (2) Withhold from the Purchase Price an amount which,
                  in the reasonable judgement of Title, is sufficient to assure cure of the Objections. Any amount so withheld will be placed in escrow with the Title, pending such cure. If Seller does not cure such Objections within ninety (90) days after such escrow is established, Buyer may then cure such Objections and charge the costs of such cure (including reasonable attorney's fees) against the escrowed amount. If such escrow is established, the parties agree to execute and deliver such documents as may be reasonably required by Title, and Seller agrees to pay the charges of Title to create and administer the escrow.

                           (3) Waive the Objections and proceed to close.



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

         Notwithstanding anything to the contrary herein, Buyer understands that the real property is subject to a Tax Increment Financing Agreement.

                  (c) Title Policy. Seller will furnish to Buyer at closing a suitably marked up Commitment initialed by Title undertaking to issue such a Title Policy in the form required by the Commitment as approved by Buyer.

         8. OPERATION PRIOR TO CLOSING. During the period from the date of Seller's acceptance of this Agreement to the Closing Date (the "Executory Period"), Seller shall operate and maintain the Property in the ordinary course of business in accordance with prudent, reasonable business standards, including the maintenance of adequate liability insurance and insurance against loss by fire, windstorm and other hazards, casualties and contingencies, including vandalism and malicious mischief. However, Seller shall execute no contracts, leases or other agreements regarding the Property during the Executory Period that are not terminable on or before the Closing Date, without the written consent of Buyer, which consent may be withheld by Buyer in its sole discretion.

         9. REPRESENTATIONS AND WARRANTIES BY SELLER. As an inducement for Buyer to enter into this Agreement and consummate the transaction contemplated hereby, Seller hereby represents and warrants to Buyer that each and all of the following are true and correct as of the date of this Agreement and will be true and correct as of the date of Closing:

                  (a) Seller is duly organized and in good standing under the laws of the State of Minnesota; duly qualified to transact business in the State of Minnesota. The execution, delivery and performance of this Agreement, including the documents, instruments and agreements to be executed and/or delivered by Seller pursuant to this Agreement, and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary corporate action on the part of Seller. This Agreement and the documents, instruments and agreements to be executed and/or delivered by Seller pursuant to this Agreement have been or will be on or before the date of Closing duly and validly authorized, executed and delivered by Seller and the obligations of Seller hereunder and thereunder are or will be upon such execution or delivery valid, legally binding, and enforceable against Seller in accordance with their respective terms.

                  (b) Seller owns the Real Property, free and clear of all encumbrances, except the Existing Encumbrances identified on Exhibit F attached hereto (the "Existing Encumbrances").

                  (c) Seller owns the Personal Property, free and clear of all encumbrances, except those identified on Exhibit B.

                  (d) There are no condemnation proceedings pending or, to Seller's knowledge, threatened as of the date of this Agreement with respect to all or any part of the Real Property.

                  (e) Except as otherwise described in Exhibit G attached hereto, no major or structural repairs have been performed, or to the best of Seller's knowledge, without inquiry, have been necessary, with respect to the improvements on the Real Property during the two (2) years immediately preceding the date hereof. The physical condition of such improvements on the Closing Date will not differ in any material adverse respect from the condition of such improvements on the date of this Agreement.

                  (f) Mechanic's Liens. All labor and materials which have been provided to the Property have been fully paid for or will be fully paid for, or will be fully paid for, prior to the Closing Date.

                  (g) Utilities. Gas, sanitary, and storm sewer and water lines are connected to the Property and all charges for such connections have been paid. Seller has received no notice of actual or threatened reduction or curtailment of any utility service now supplied to the Property.

                  (h) Personal Property and Equipment. The physical condition of the Personal Property and equipment located on the Real Property on the Closing Date will not differ in any material adverse respect from the condition of such items on the date of this Agreement.

                  (i) Compliance with Laws. To the best of Seller's knowledge, without inquiry, the Property and the current use thereof fully complies with all existing local, state, and federal regulations concerning the maintenance and operation of the Property, including zoning, building, health and safety, fire safety, and environmental codes and laws and such use is a legal conforming use. No notice of violations of the same have been received. To the best of Seller's knowledge (i) the Permits are in full force and Seller is not in default thereunder, and (ii) no other permits or licenses are required in order to operate the Property as it is now operated.

                  (j) Litigation and Other Matters. Seller has received no notice, and has no knowledge of any pending notice, of a violation of any statutes, ordinances, regulations, judicial decrees, or orders, or the pendency of any lawsuits, administrative or arbitration hearings, governmental investigations, proceedings, applications, petitioners, or other matters affecting the Property or the use thereof.

                  (k) Rights of Others to Purchase Property. Except for the right of first refusal granted to licensor/franchisor under the existing Holiday Inn license/franchise agreement, Seller has not entered into any other contracts, agreements or understandings, whether oral or written, for the sale of all or any portion of the Property, and there are no existing rights of first refusal or options to purchase all or any portion of the Property, or any other rights of others that might prevent the consummation of this Agreement.

                  (l) Access. To the best of Seller's knowledge, without inquiry, the Real Property has direct legal access to, abuts, and is served by a publicly dedicated and maintained road that provides a valid means of ingress and egress to and from the Real Property, and Seller has received no notice that any abutting roads are under threat of condemnation.

                  (m) Private Restrictions. To the best of Seller's knowledge, without inquiry, except as already disclosed in this Agreement, there are no contracts, leases, private restrictions or agreements with any public authority that will not appear in the Title Commitment and that will affect the present or future uses that may be made of the Property, including but not limited to size or cost of buildings or structures; limitation on use or restrictions in regard to fences, roofs, garages, and heights of buildings or structures, except for building and zoning codes; agreements to subject architectural plans to an association or other group; provisions requiring improvements; provisions requiring the joining of others in group actions; or restrictions imposed on the Property due to its historical significance.

                  (n) Hazardous Substances. To the best of Seller's knowledge, without inquiry, no toxic or hazardous substances, or wastes, pollutants, or contaminants (including, without limitation, any hazardous substance as defined in, or regulated under, federal, state or local laws, rules or regulations) have been generated, treated, stored, released, or disposed of on the Property. To the best of Seller's knowledge, no substances or conditions exist in or on the Property that may support a claim or cause of action under any federal, state, or local environmental statutes, regulations, ordinances, or other environmental regulatory requirements. To the best of Seller's knowledge, no above-ground or underground tanks are located in or about the Property or have been located under, in, or about the Property and have subsequently been removed or filled.

                  (o) Assessments. Seller has not received any notice of any actual or proposed special assessments or reassessments of the Real Property.

                  (p) Americans With Disabilities Act. To the best of Seller's knowledge, without inquiry, the improvements located on the Real Property are readily accessible to and usable by persons with disabilities, and the primary function areas of such improvements, including without limitation the common areas, public areas, lobbies, dining areas, parking areas, wash and toilet rooms, and public telephone and drinking fountain areas, and the path of travel to and from any such primary function area, comply with Title III of the Americans With Disabilities Act of 1990 (the "ADA") and the ADA Accessibility Guidelines for Buildings and Facilities.

                  (q) Agents and Employees. No management agents or other personnel employed in connection with the operation of the Property have the right to continue such employment after the Closing Date. There are no claims for brokerage commissions or other payments with respect to the Property that will survive and remain unpaid after the Closing Date.

         The representations and warranties set forth in this paragraph 8 shall be continuing and shall be true and correct on and as of the date of Closing with the same force an effect as if made at that time and all such representations, warranties and covenants shall survive closing and shall not be affected by any investigation, verification or approval by any party hereto or by anyone on behalf of any party hereto and shall not merge into Seller's deed being delivered at Closing.

         Notwithstanding anything contained herein to the contrary, it is understood and agreed that, except as specifically provided in this agreement and the documents, instruments and agreements to be executed and/or delivered by Seller pursuant to this Agreement, Seller, its affiliates and agents have not made and are not now making and they specifically disclaim any warranties, representations or guaranties of any kind or character, express or implied, oral or written, past, present or future, with respect to the Real Property, and Buyer has not relied upon and will not rely upon, either directly or indirectly, any representation or warranty of Seller or its affiliates or agents. Buyer represents that it is knowledgeable, experienced and sophisticated purchaser of real estate and that it is relying solely on the representations, warranties, covenants and agreements of Seller contained in this Agreement and the documents, instruments and agreements to be executed and/or delivered by Seller pursuant to this Agreement, as well as on its own expertise and that of Buyer's consultants in purchasing the Real Property. Buyer will or will have had the opportunity to conduct such inspections and investigations of the Real Property and Personal Property as Buyer deems necessary, including, but not limited to, the physical and environmental conditions thereof, and shall rely upon the same. Buyer acknowledges and agrees that except as otherwise provided in this Agreement, Seller shall sell and convey to Buyer and Buyer shall accept the Real Property and Personal Property "AS IS", "WHERE IS", with all faults. The terms and conditions of this paragraph 8 shall survive the closing of the purchase and sale transaction contemplated in this Agreement and shall not merge with the provisions of any closing documents. Seller is not liable or bound in any manner by any oral or written statements, representations or information concerning the Real Property or Personal Property furnished by any real estate broker, agent, employee, servant or other person. Buyer acknowledges that the Purchase Price reflects the "AS IS" nature of this sale and any faults, liabilities, defects or other adverse matters that may be associated with the Real Property and Personal Property. Buyer has fully reviewed the disclaimers and waivers set forth in this agreement with its counsel and understands the significance and effect thereof. Buyer, on its own behalf and on behalf of its affiliates and designees, hereby acknowledges the disclaimer of representations and warranties set forth in this paragraph 9.

         10. REPRESENTATIONS AND WARRANTIES BY BUYER. Buyer represents and warrants to Seller that Buyer is a duly organized and is in good standing under the laws of the State of Minnesota; that Buyer has the requisite power and authority to enter into this Agreement and the Buyer's Closing Documents signed by it; such documents have been duly authorized by all necessary action on the part of Buyer and have been duly executed and delivered; that the execution, delivery and performance by Buyer of such documents do not conflict with or result in violation of Buyer's organizational documents or any judgment, order or decree of any court or arbiter to which Buyer is a party; such documents are valid and binding obligations of Buyer, and are enforceable in accordance with their terms.

         11. DAMAGE. If, prior to the Closing Date, all or any part of the Property is substantially damaged by fire casualty, the elements or any other cause, Seller shall immediately give notice to Buyer of such fact and at Buyer's option (to be exercised within thirty days after Seller's notice), this Agreement shall terminate, in which event neither party will have any further obligations under this Agreement and the Earnest Money, together with any accrued interest, shall be refunded to Buyer. If Buyer fails to elect to terminate despite such damage, or if the Property is damaged but not substantially, Seller shall promptly commence to repair such damage or destruction and return the property to its condition prior to such damage. If such damage shall be completely repaired prior to the Closing Date then there shall be no reduction in the Purchase Price and Seller shall retain the proceeds of all insurance related to such damage. If such damage shall not be completely repaired prior to the Closing Date but Seller is diligently proceeding to repair, Buyer shall have the right to delay the Closing Date until repair is completed, or escrow one hundred and ten (110%) percent of the estimated cost to complete the repairs from the Seller's proceeds and close the transaction. If Seller shall fail to diligently proceed to repair such damage then Buyer shall have the right to require a closing to occur and the Purchase Price (and specifically the cash portion payable at the Closing Date) shall be reduced by the cost of such repair, or at Buyer's option, the Seller shall assign to Buyer all right to receive the proceeds of all insurance related to such damage and the Purchase Price shall remain the same. For purposes of this Section, the words "substantially damaged" mean damage that would cost Fifty Thousand and No/100 ($50,000.00) Dollars or more to repair.

         12. CONDEMNATION. If, prior to the Closing Date, eminent domain proceedings are commenced against all of any part of the Property, Seller shall immediately give notice to Buyer of such fact and at Buyer's option (to be exercised within thirty days after Seller's notice), this Agreement shall terminate, in which event neither party will have further obligations under this Agreement and the Earnest Money, together with any accrued interest, shall be refunded to Buyer. If Buyer shall fail to give such notice then there shall be no reduction in the Purchase Price, and Seller shall assign to Buyer at the Closing Date all of Seller's right, title and interest in and to any award made or to be made in the condemnation proceedings. Prior to the Closing Date, Seller shall not designate counsel, appear in, or otherwise act with respect to the condemnation proceedings without Buyer's prior written consent.

         13. BROKER'S COMMISSION. Seller and Buyer represent and warrant to each other that they have dealt with no brokers. Buyer and Seller both agree that there are no finders fees or the like in connection with this transaction, and agree to indemnify each other and to hold each other harmless against all claims, damages, costs or expenses of or for any other such fees or commissions resulting from their actions or agreements regarding the execution of performance of this Agreement, and will pay all costs of defending any action or lawsuit brought to recover any such fees or commissions incurred by the other party, including reasonable attorneys' fees.

         14. ASSIGNMENT. Neither party may assign its rights under this Agreement without the prior written consent of the other party which said consent from the seller shall not be unreasonably withheld, before or after the Closing except that either party may assign its rights to an affiliated entity or person under same common control with the assigning party. Any such assignment will not relieve such assigning party of its obligations under this Agreement.

         15. SURVIVAL. All of the terms of this Agreement will survive and be enforceable after the Closing.

         16. NOTICES. Any notice required or permitted to be given by any party upon the other is given in accordance with this Agreement if it is directed to Seller by delivering it personally to an officer of Seller; or if it is directed to Buyer, by delivering it personally to an officer of Buyer; or if mailed in a sealed wrapper by United States registered or certified mail, return receipt requested, postage prepaid; or if transmitted by facsimile, copy followed by mailed notice as above required; or if deposited cost paid with a nationally recognized, reputable overnight courier, properly addressed as follows:

         If to Seller:

         Attention:        Mr. Scott Lindemann
         Dynamic Homes, Inc.
         525 Roosevelt Avenue
         Detroit Lakes, MN 56501

         With a copy to:

         Attention:        Roger V. Stageberg
                           James M. Lockhart
         Lommen, Nelson, Cole & Stageberg, P.A.
         1800 IDS Center
         80 South Eighth Street
         Minneapolis, MN 55402

         If to Buyer:

         Grand Ely Lodge, LLC
         c/o Madison Properties
         2215 South 6th St., PO Box 612
         Brainerd, Minnesota 56401

         With a copy to:

         Larkin, Hoffman, Daly & Lindgren, Ltd
         Attn: Larry D. Martin, Esq.
         7900 Xerxes Avenue South, Suite 1500
         Bloomington, Minnesota 55431

Notices shall be deemed effective on the earlier of the date of receipt or the date of deposit as aforesaid; provided, however, that if notice is given by deposit, that the time for response to any notice by the other party shall commence to run one business day after any such deposit. Any party may change its address for the service of notice by giving written notice of such change to the other party, in any manner above specified, 10 days prior to the effective date of such change.

         17. CAPTIONS. The paragraph headings or captions appearing in this Agreement are for convenience only, are not a part of this Agreement and are not to be considered in interpreting this Agreement.

         18. ENTIRE AGREEMENT; MODIFICATION. This written Agreement constitutes the complete agreement between the parties and supersedes any prior oral or written agreements between the parties regarding the Property. There are no verbal agreements that change this Agreement and no waiver of any of its terms will be effective unless expressed in a writing executed by the parties.

         19. BINDING EFFECT. This Agreement binds and benefits the parties and their successors and assigns.

         20. CONTROLLING LAW. This Agreement has been made under the laws of the State of Minnesota, and such laws will control its interpretation.

         21. REMEDIES. If Buyer defaults under this Agreement, Seller shall have the right to terminate this Agreement by giving written notice to Buyer. If Buyer fails to cure such default within 30 days of the date of such notice, this Agreement will terminate, and upon such termination Seller will retain the Earnest Money as liquidated damages, time being of the essence of this Agreement. The termination of this Agreement and retention of the Earnest Money shall be Seller's sole remedy. If Seller defaults under this Agreement, Buyer may terminate this Agreement and obtain a refund of the Earnest Money, or seek and recover from Seller damages for nonperformance or specific performance of this Agreement. Except as otherwise specified elsewhere herein, all rights, powers or remedies afforded the parties hereunder or at law shall be cumulative and the exercise of one shall not bar exercise of another.

         22. COUNTERPARTS. This Agreement may be executed in any number of counterparts and each such counterpart shall be deemed to be an original instrument, but all such counterparts together shall constitute but one Agreement.

         23. FACSIMILE SIGNATURES. This Agreement may be executed with signatures transmitted by facsimile and shall constitute a binding agreement with such signatures. Nonetheless, any party providing facsimile signatures shall provide the other party with the original signatures within five (5) business days after providing the facsimile signature page(s).


                                            SELLER:

                                            SHAGAWA RESORT, INC.



                                            By    S/Scott Lindemann
                                                  -----------------
                                                Its   President
                                                      ---------

                                            BUYER:

                                            GRAND ELY LODGE, LLC



                                            By     S/Steven Madison
                                                   ----------------
                                                Its    Chief Manager
                                                       -------------

                                    EXHIBIT A

                       REAL ESTATE DESCRIPTION (PARA 1(A))

PARCEL 1: That part of Lot Four (4) of Section Twenty-seven (27) in Township Sixty-three (63) North, Range Twelve (12) West of the Fourth Principal Meridian, lying north of the center line of Pioneer Road, according to the United States Government survey thereof, bounded as follows: Beginning at the Southwest corner of said Lot 4 go northerly along the west boundary line thereof 700 feet; thence easterly parallel to said south boundary line thereof 700 feet; thence southerly parallel to said west boundary line 700 feet to said south boundary line; and thence westerly along said south boundary line 700 feet to the point of beginning. The center line of Pioneer Road is described as follows: Assuming the West line of said Government Lot 4 to bear North 01 degrees, 08'38" West and from the Southwest corner of said Government Lot 4, run North 01 degrees 08'38" West along said West Line, a distance of 157.34 feet to the POINT OF BEGINNING of said center line. Thence North 59 degrees, 07'45" East, a distance of 175.04 feet; thence along a tangential curve, concave to the Northwest, central angle of 18 degrees, 48'02", radius of 640.27 feet, a distance of 210.09 feet; thence North 40 degrees 19'43" East, a distance of 101.24 feet; thence along a tangential curve concave to the Southeast, central angle of 35 degrees, 33'35", radius of 447.65, a distance of 277.83 feet; thence North 75 degrees, 53'18" East, a distance of 85.93 feet to the centerline of platted road as shown in the plat of "North Chandler Fourth Addition," located in said Section 27, and there to terminate.

PARCEL II: Tract A: Lots One (1), Two (2), Three (3), Four (4) and Five (5), Block One (1), NORTH CHANDLER FOURTH ADDITION.

PARCEL II: Tract B: That part of Government Lot One (1), Section Twenty-eight
(28), Township Sixty-three (63) North, Range Twelve (12) West, described as follows: Beginning at a point on the East boundary line of said Lot 1, 700' from the Southeast corner thereof, go Southerly along said boundary line to said Southeast corner, thence Westerly along the Southerly boundary line of said Lot 1 500 fee and thence Northeasterly in a straight line to the point of beginning, EXCEPT that part thereof which lies westerly of a line drawn parallel to and 300 feet Westerly of the East boundary line of said Lot 1, and EXCEPT that part thereof which lies south and East of the centerline of Pioneer Road, and EXCEPT that portion, if any, of said parcel platted as North Chandler Second Addition.

EXCEPT minerals and mineral rights as previously reserved.

Roadway easement for Pioneer Road and all easements of record.

All in St. Louis County, Minnesota.

                                    EXHIBIT B



                      Personal Property (Para l(b) and 9(c)

List available upon request.

                                    EXHIBIT C



                        Contracts, Agreements and Leases

Copies of contracts, Agreements, and Leases are available from the Company upon request.

                                    EXHIBIT D


                                     Permits

Copies of permits are available from the Company upon request.

                                    EXHIBIT E

                            PURCHASE PRICE ALLOCATION


         Land                                $  170,000
         Buildings                            1,230,000
         Personal Property/Furnishings          600,000
         Goodwill                               300,000

                                    EXHIBIT F

                       Existing Encumbrances (Paras. 8(c))


1.       Taxes and installments of special assessments not yet due and payable.

2. Utility, drainage and driveway easements not interfering with existing or Buyer's proposed use or improvements.

3. Covenants and restrictions not containing a forfeiture provision and not interfering with existing or Buyer's proposed use or improvements.

4.       Tax Increment Financing Agreements.

5.       Easements to the City of Ely.

                                    EXHIBIT G

                            MAJOR/STRUCTURAL REPAIRS




None